The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 7, 2025

VIA EDGAR TRANSMISSION

Kim McManus
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Ms. McManus:

The purpose of this letter is to respond to the Commission staff’s (the “Staff”) oral comments provided to U.S. Bank Global Fund Services on March 12, 2025 regarding the Trust’s post-effective amendment (“PEA”) No. 53 to its registration statement on Form N-1A. PEA No. 53 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on January 28, 2025. The sole purpose of PEA No. 53 was to register a new series of the Trust: Advent Convertible Bond ETF (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 53. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

GENERAL
1. Comment: Please acknowledge that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

    Response: The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Comment: Please complete any blanks or missing information in PEA No. 53 in the Amended Registration Statement.

    Response: The Trust confirms that all blanks or missing information in PEA No. 53 will be completed in the Amended Registration Statement.

PROSPECTUS
Summary Section – Fees and Expenses
3. Please replace the second sentence preceding the table with “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.”

    Response: The Trust will make the requested change.

4. Comment: Please confirm whether the “Fees and Expenses” table should be adjusted to include a line item entry for acquired fund fees and expenses (“AFFE”).

Response: The Trust supplementally confirms that the Fund does not anticipate that its investment strategy will result in reportable AFFE meriting a line item in the fee table, and as such no further disclosure is required.

Summary Section – Principal Investment Strategies
5. Please disclose whether there are any limits on credit quality or geographic concentration, and, if so, add appropriate disclosure.

 Response:   As stated in the Statement of Additional Information, the Trust may invest in fixed income securities that are not investment grade but are rated as low as Ca2 by Moody’s, CC by S&P (or their equivalents), or in the case of unrated securities CC as determined in the sole judgement of the Adviser.  The Trust supplementally confirms the Fund may invest globally (including in emerging markets) and there are no geographic limits on the Fund’s holdings.  The Trust will add language on both subjects to the Principal Investing Strategies section of the Prospectus.

6. Comment: Please disclose the types of securities that the Fund would invest in that are outside of the Fund’s 80% Policy (the “20% Bucket”), and include disclosure regarding the corresponding risks of those specific securities.

Response: The Trust supplementally confirms that the securities included in the 80% Policy are anticipated to constitute up to 100% of the Fund’s net assets. The Trust does not expect that the Fund will invest in any securities other than those described in the Fund’s 80% Policy, except that the Fund may have non-principal investments, as described in the section of the Prospectus entitled “Additional Information About the Fund – Additional Information About Non-Principal Risks of the Fund” and as described in the section of the Statement of Additional Information entitled “Investment Policies and Practices – Non-Principal Investment Policies and Risks.”

7. Comment: If the Fund intends to invest in derivatives as part of the 20% Bucket, then please ensure specificity in the risk disclosure with respect to derivatives.

Response: The Fund supplementally confirms that it does not intend to use the 20% Bucket to invest in derivatives, and as such no further disclosure is required.

8. Comment: The last sentence of the first paragraph references synthetic convertible securities. Please provide further disclosure on the structure of a synthetic convertible security.

Response: The Trust will amend and restate the last sentence of the first paragraph as shown below (added text underlined):

“A synthetic convertible is a convertible security with an underlying issuer that is not and does not own the conversion equity. A synthetic convertible instrument is designed to simulate the economic characteristics of a convertible security through the combined features of a debt instrument and a security providing an option on an equity security. The Fund may establish a synthetic convertible instrument by combining a fixed-income security (which may be either convertible or non-convertible) with the right to acquire an equity security. The fixed-income and equity option components may have different issuers, and either component may change at any time. Synthetic convertible bonds are created by third parties which typically are investment banks and brokerage firms. The Fund may invest in synthetic convertible bonds already established by such third parties which are trading in the marketplace.”

9. Comment: If holding equity securities will be a principal investment strategy of the Fund, either because the Fund will purchase equity securities as part of its 20% Bucket or because the Fund intends to hold equity securities after conversion of a convertible security, then please add disclosure to the “Summary Section – Principal Investment Strategies” section. Alternatively, consider deleting the “Equity Markets Risk” factor if it is not a principal investment risk of the Fund.

Response: The Trust will make the requested change, adding the language shown below to the “Principal Investment Strategies” section:

“The Fund may invest in equity securities to the extent they are acquired via the conversion or exchange with the issuer of a convertible security held by the Fund. Equity securities must be sold by the Fund within 60 days of their settlement.”

10. Comment: If the Fund will be investing in non-investment grade securities then please add corresponding disclosure to the “Principal Investment Strategies” section. Alternatively, please delete the “Summary Section – Principal Investment Risks – Non-Investment Grade (Junk Bond) Securities Risk” factor if it is not a principal risk of the Fund.

Response: The Trust will make the requested change, amending and restating the fourth paragraph of the “Principal Investment Strategies” section, as shown below (added text underlined and deleted text ~~struck through~~):

Before: The Fund may invest in debt securities with a broad range of maturities, with  ~~and the Fund’s investments may have~~ fixed or variable principal payments, and investment grade, non-investment grade and non-rated securities.

11. Comment: If the Fund will be frequently purchasing and selling portfolio securities then please add corresponding disclosure to the “Principal Investment Strategies” section. Alternatively, please delete the “High Portfolio Turnover Risk” factor if it is not a principal risk of the Fund.

Response: The Trust will make the requested change, adding the language shown below to the “Principal Investment Strategies” section:

‘The Fund expects to be an active and frequent trader of its portfolio securities which may result in increased transaction costs, including brokerage commissions, dealer mark-ups and other transaction costs, which could reduce the Fund’s return.”

Summary Section – Principal Investment Risks
12. Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Trust is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Trust has considered the Commission’s written guidance on ordering of risks, and the Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Trust respectfully declines to re-order the risk factors.

13. Comment: If the Fund intends to transact primarily in cash rather than in-kind, then please include cash transactions risk disclosure.

Response: The Trust will make the requested change, adding the language shown below to the “ETF Risk” factor:

“Cash Transactions Risk. Unlike certain ETFs, the Fund may effect its creations and redemptions partially or wholly for cash rather than on an in-kind basis. Because of this, the Fund may incur costs such as brokerage costs or be unable to realize certain tax benefits associated with in-kind transfers of portfolio securities that may be realized by other ETFs. These costs may decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an AP. Shareholders may be subject to tax on gains they would not otherwise have been subject to and/or at an earlier date than if the Fund had effected redemptions wholly on an in-kind basis.”

14. Comment: The 80% Policy states that any investments in foreign issuers would be done by investing in “USD denominated convertible securities issued by foreign-domiciled companies that are traded on U.S. exchanges.” As such, please consider whether the “Foreign Securities Risk” factor should be revised. Furthermore, if the Fund will be investing in depositary receipts then please add additional disclosure.

Response: The Trust will make the requested change, replacing the “Foreign Securities Risk” factor with a new “Summary Section – Principal Investment Risks – Foreign Companies Risk” factor, as shown below:

“Foreign Companies Risk. Investing in foreign-domiciled companies may include additional risks associated with more or less foreign government regulation; imposition of tariffs; less public information; less stringent investor protections; less stringent accounting, corporate governance, financial reporting and disclosure standards; and less economic, political and social stability in the countries in which the Fund may invest. The Fund may invest in depositary receipts, which are equity instruments trading on U.S. exchanges which represent shares in foreign companies, to the extent they are obtained via the conversion or exchange of a convertible security.”

Similarly, the Trust will replace the “Foreign Securities Risk” factor within the Item 9 disclosure with a new risk factor which discusses depositary receipts as shown below:

“Foreign Companies Risk. Investing in foreign-domiciled companies may include additional risks associated with more or less foreign government regulation; imposition of tariffs; less public information; less stringent investor protections; less stringent accounting, corporate governance, financial reporting and disclosure standards; and less economic, political and social stability in the countries in which the Fund may invest. The Fund may invest in depositary receipts, such as American Depositary Receipts, European Depositary Receipts, or Global Depositary Receipts, which are equity instruments trading on U.S. exchanges which represent shares in foreign companies, to the extent they are obtained via the conversion or exchange of a convertible security. Depositary receipts may be available through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by the issuer of the security underlying the receipt and the depository, whereas an unsponsored facility is established by the depository without participation by the issuer of the underlying security. Holders of unsponsored depositary receipts generally bear all of the costs of the unsponsored facility. The depository of an unsponsored facility is frequently under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through, to the holders of the receipts, voting rights with respect to the deposited securities. The depository of unsponsored depositary receipts may provide less information to receipt holders.”

Additional Information about the Fund
15. Comment: Please consider whether expanded disclosure of the Fund’s principal investment strategies should be added per Item 9(b) of Form N-1A.

Response: The Trust acknowledges the Staff’s comment, but believes that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A. The Trust may choose to provide all required information in the section entitled “Summary Section – Principal Investment Strategies” without repeating it the statutory section of the Prospectus. The Trust believes that the information included in response to Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). General Instruction C(3)(c)(i) of Form N-1A notes that other than in response to Items 2 through 8, a fund may group the response to any Item in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the fund. The Trust further notes that General Instruction C(3)(a) of Form N-1A states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This presentation is also consistent with other funds in the industry. Accordingly, the Trust respectfully declines to add additional Item 9(b) disclosure.

PART C
16. Please confirm that an opinion of counsel regarding the legality of the securities being registered will be filed as an exhibit to the Amended Registration statement.

Response: The Trust confirms that an opinion of counsel regarding the legality of the securities being registered will be filed as an exhibit to the Amended Registration statement.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Robert White, Advent Capital Management, LLC Steven Plump, The RBB Fund Trust Jillian Bosmann, Faegre Drinker Biddle & Reath LLP